UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 2)

NEW PLAN EXCEL REALTY TRUST, INC.

(Name of Subject Company (Issuer))

Super MergerSub Inc.

Centro Properties Limited

(Names of Filing Persons (Offerors))

Common Stock, $.01 par value per share

(Title of Class of Securities)

648053106

(CUSIP Number of Class of Securities)

Michael V. Gisser, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP

300 South Grand Avenue

Suite 3400

Los Angeles, California 90071

(213) 687-5000

(Name, Address and Telephone Numbers of Person Authorized

to Receive Notices and Communications on Behalf of Filing Persons)

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee*
$3,434,692,617	$105,445.06

*

Estimated solely for purposes of calculating the filing fee in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended. The amount of the filing fee is calculated by multiplying the transaction value by 0.0000307. The transaction value was determined by multiplying the offer price of $33.15 per share by 103,610,637 shares of common stock issued and outstanding (the number of shares represented by New Plan Excel Realty Trust, Inc. in the Merger Agreement (as defined herein) to be issued and outstanding as of February 27, 2007). The filing fee was previously paid with the original filing on Schedule TO on March 8, 2007.

☐                 Check the box if any part of the fee is offset as provided by Rule 0-11 (a) (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: None	Filing Party: Not applicable
Form or Registration No.: Not applicable	Date Filed: Not applicable

☐                 Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒               third-party tender offer subject to Rule 14d-1.

☐                 issuer tender offer subject to Rule 13e-4.

☐                 going-private transaction subject to Rule 13e-3.

☐                 amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Amendment No. 2 to Tender Offer Statement on Schedule TO (“Amendment”) amends and supplements the Tender Offer Statement on Schedule TO, filed with the Securities and Exchange Commission (the “Commission”) on March 8, 2007, as amended by Amendment No. 1 thereto filed with the Commission on March 21, 2007 (as so amended, the “Original Schedule TO” and, together with this Amendment, this “Schedule TO”), relating to the offer by Super MergerSub Inc., a Maryland corporation (“Purchaser”) and an affiliate of Centro Properties Limited (“Centro”), to purchase all outstanding shares of common stock, $.01 par value per (“Shares”), of New Plan Excel Realty Trust, Inc., a Maryland corporation (“New Plan”), at a price of $33.15 per Share, net to the seller in cash, without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated March 8, 2007, as amended and supplemented by Amendment and Supplement No. 1 thereto, dated March 21, 2007, and Amendment and Supplement No. 2 thereto, dated March 29, 2007 (as it may be further amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal, as amended and supplemented by Amendment and Supplement No. 1 thereto, dated March 21, 2007 (as it may be further amended or supplemented from time to time, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”), which are annexed to and filed with this Schedule TO as Exhibits (a)(1)(A), (a)(1)(B), (a)(1)(J) and (a)(1)(K), respectively. This Schedule TO is being filed on behalf of Purchaser and Centro. Unless otherwise indicated, references to sections in this Schedule TO are references to sections of the Offer to Purchase.

The information in the Offer to Purchase and the related Letter of Transmittal is incorporated in this Amendment by reference to all of the applicable items in the Original Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 11.  Additional Information.

Item 11(a)(5) of the Schedule TO is hereby amended and supplemented by adding the following paragraphs to the end of Item 11(a)(5) in the Original Schedule TO:

On March 29, 2007, the Centro Defendants and New Plan entered into a memorandum of understanding with the plaintiff regarding the settlement of the litigation.  In connection with the settlement, New Plan agreed to make certain additional disclosures in its Schedule 14D-9. Subject to the completion of certain confirmatory discovery by counsel for the plaintiff, the memorandum of understanding contemplates that the parties will enter into a stipulation of settlement. The stipulation of settlement will be subject to customary conditions, including court approval following notice to New Plan’s stockholders and consummation of the Merger. In the event that the parties enter into a stipulation of settlement, a hearing will be scheduled at which the court will consider the fairness, reasonableness and adequacy of the settlement which, if finally approved by the court, will resolve all of the claims that were or could have been brought in the action being settled, including claims relating to the Offer, the Merger, the Merger Agreement and any disclosure made in connection therewith. In addition, in connection with the settlement, the parties contemplate that plaintiff’s counsel will petition the court for an award of attorneys’ fees and expenses to be paid by New Plan. As part of the proposed settlement, New Plan has agreed to pay a maximum of $420,000 to plaintiff’s counsel for reimbursement of their fees and expenses.  There can be no assurance that the parties will ultimately enter into such stipulation. In such event, the proposed settlement as contemplated by the memorandum of understanding may be terminated.

The settlement will not affect the amount of the Offer Price or the Merger Consideration.

The Centro Defendants and New Plan vigorously deny all liability with respect to the facts and claims alleged in the lawsuit, and specifically deny that any modifications to the Merger Agreement or any further supplemental disclosure was required under any applicable rule, statute, regulation or law. However, to avoid the risk of delaying or otherwise imperiling the Merger and the related transactions, minimize the costs of defending the lawsuit, and provide additional information to New Plan’s stockholders at a time and in a manner that would not cause any delay of the Merger, the Centro Defendants and New Plan agreed to the settlement described above. The Centro Defendants and New Plan further considered it desirable that the actions be settled to avoid the substantial burden, expense, risk, inconvenience and distraction of continued litigation and to fully and finally resolve the settled claims.

The information set forth in Section 15—”Certain Legal Matters—Certain Litigation” of the Offer to Purchase is incorporated herein by reference.

Item 12.  Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit in numerical order:

(a)(1)(K)                           Amendment and Supplement No. 2 to the Offer to Purchase, dated March 29, 2007

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Super MergerSub Inc.

By:	/s/ John Hutchinson
Name: John Hutchinson
Title: Vice President

Centro Properties Limited

By:	/s/ Andrew Scott
Name: Andrew Scott
Title: Director

Dated:    March 29, 2007

EXHIBIT INDEX

The Exhibit Index is hereby amended and supplemented by adding the following in numerical order in such Exhibit Index:

Exhibit No.	Document
(a)(1)(K)	Amendment and Supplement No. 2 to the Offer to Purchase, dated March 29, 2007